🎨 Launching Now 🎨 | Yayoi Kusama (△ 1.28 | One Of The Largest Ever Brought To Auction) Inbox ×

M

## Launching Now


76 x 153 in

# ONE OF THE LARGEST KUSAMA'S TO EVER BE OFFERED AT AUCTION

**INVEST NOW**


19.7%
Similar Sales
Appreciation Rate[1]
$3M
$2.3M
$1.5M
$0.8M
2006 2007 2009 2010 2011 2012 2014 2015 2016 2017 2019 2020 2021 2022

## One Of Kusama's Most Iconic Series

Kusama's lifelong obsession with polka dots, evident in her canvases, sculptures, and installations since the 1950s, have become a signature motif in her body of work.



Kusama's Infinity Dots Rooms, with their boundless dots, have achieved immense commercial success, firmly establishing them as worldwide art world sensations



**INVEST NOW**

# #5

**Highest Sharpe Ratio on Masterworks[2]**

“Dots are symbols of the world, the cosmos. The Earth is a dot, the moon, sun, the stars are all made up of dots. You and me, we are dots.”

— Yayoi Kusama



# 24.7%

**Annual Record Price Growth Rate[3]**

---

**INVEST NOW**

**Important Disclosures**

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

More information on the Offering Circular can be found at sec.gov

1. This table above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: Paintings from Yayoi Kusama's Dots series that measure at least 50 inches by 50 inches in size. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data in the table above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.7% CAGR implied from selected sales occurring from February 9, 2007, to December 1, 2022.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Yayoi Kusama has a risk-adjusted appreciation of 1.28. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Yayoi Kusama have a record price compound annual growth rate ("CAGR") of 24.7% from October 9, 1992 to June 30, 2023. This calculation is based on (i) a record price of $10,000 on October 9, 1992, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $8,800,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.